Exhibit 99.1

Volvo: Truck Deliveries January-October 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)-- Regulatory News:

Total deliveries of trucks from the Volvo Group’s (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) four truck companies through October this year amounted to 185,048, which is an increase of 2%, compared with the year-earlier period. Deliveries from Nissan Diesel only include the period April to October 2007. Excluding Nissan Diesel, deliveries amounted to 157,031, a decrease by 13%, compared with the year-earlier period.

See attached file for full report.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=61 3332&fn=wkr0001.pdf

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For reporters who want more information, please contact; Media Relations: Bernard Lancelot, Renault Trucks, +33 (0)4 72 96 58 89 John Walsh, Mack, +1 610 7092560 Claes Claeson, Volvo Trucks, +46 31-66 39 08

Investor Relations: Christer Johansson, AB Volvo, +46 31 66 13 34

Visit http://www.thenewsmarket.com/volvogroup to access broadcast-standard video from Volvo Group. You can preview and request video, and choose to receive as a MPEG2 file or by Beta SP tape. Registration and video is free to the media.

AB Volvo (publ) may be required to disclose the information provided herein pursuant to the Securities Markets Act. The information was submitted for publication at 8.30 a.m. November 23, 2007.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT:
Media Relations:
Volvo Trucks
Claes Claeson, +46 31-66 39 08
or
Renault Trucks
Bernard Lancelot, +33 (0)4 72 96 58 89
or
Mack
John Walsh, +1 610 7092560
or
Investor Relations:
AB Volvo
Christer Johansson, +46 31 66 13 34